Majesco Entertainment Company

120 Raritan Center Parkway

Edison, New Jersey 08837

December 7, 2007

VIA EDGAR & FACSIMILE (202-772-9210)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Barbara C. Jacobs

Re:

Majesco Entertainment Company

Registration Statement on Form S-3 (SEC File No. 333-146253)

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and pursuant to Rule 461 of Regulation C promulgated under the Securities Act on 1933, as amended, the undersigned hereby respectfully requests, on behalf of Majesco Entertainment Company (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to 4:00 p.m. on December 7, 2007 or as soon as practicable thereafter.

  The Company acknowledges that it is the view of the Commission that (i) should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Staff in meeting the timetable described above is very much appreciated.

Please call David M. Warburg, Esq., of Thelen Reid Brown Raysman & Steiner LLP, counsel to the Company, at (212) 603-2214 with any comments or questions regarding the Registration Statement or this request.

Very truly yours,

/s/ Jesse Sutton Jesse Sutton Chief Executive Officer

cc:  Hugh Fuller